

February 9, 2012

Via E-mail
Tim Taft
President and Chief Executive Officer
Fiesta Restaurant Group, Inc.
968 James Street
Syracuse, NY 13203

> **Re: Fiesta Restaurant Group**
> **Amendment No. 1 to Form 10-12B**
> **Filed January 26, 2012**
> **File No. 001-35373**

Dear Mr. Taft:

We have reviewed your response to our letter dated January 5, 2012 and have the following additional comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

General

1. We note your response to our prior comment 2. In a subsequent amendment, please refile Exhibits 10.1 and 10.4 to include the finalized agreements and conformed signatures on the signature pages. Please also file your outstanding exhibits in a subsequent amendment to the registration statement. Please note that we may have comments upon review of the exhibits.

Industry Overview, page 3

2. We note your response to our prior comment 6. Please further revise to state that past rates of growth may not be indicative of future growth. Please also revise page 88 and throughout the registration statement.

3. Refer to the last sentence of the second paragraph. Please revise to provide the periods measured for the sales growth presented.

Our Competitive Strengths, page 3

4. We note that you believe that you offer "high quality" food. Please revise to explain why your food offering is of "high quality" which differentiates yourself from your competitors.

Tim Taft
Fiesta Restaurant Group, Inc.
February 9, 2012
Page 2

<u>An increase in food costs could adversely affect our operating results, page 27</u>

5. We note your response to our prior comment 16 and reissue in part. Please revise to describe the commodity price increases for chicken and other key commodities for 2011. We note, for example, that commodity price increases for chicken increased in 2011 and are projected to increase in 2012. Please further explain how the commodity price increases may affect you in the future.

<u>Business, page 86</u>

6. We note your response to our prior comment 9. Please revise page 88 to disclose the approximate costs for upgrading to the elevated format for Pollo Tropical and Taco Cabana.

You may contact Amy Geddes at (202) 551-3304 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Wayne Wald, Esq.
       Akerman Senterfitt LLP